

Rueil, February 07 , 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) - File N° 82-4781



Dear Madam,

Please find enclosed recently issued press rel

- 2004 Financial statements
- Vinci sells its 3.4% interest in Beijing airport

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

Christian Labeyrie
Chief Financial Officer

3/21

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.vinci.com

Société Anonyme au capital de 838 138 030 Euros
RCS 552 037 806 Nanterre - TVA FR 32 552 037 806



Rueil-Malmaison, 1 March 2005

PRESS RELEASE

2004 FINANCIAL STATEMENTS

- **Net sales up 8%**
- **Strong growth in income:**
  - **Operating income: €1,373 million (+18%), i.e. 7% of net sales**
  - **Net income: €731 million (+35%)**
  - **Cash flow from operations[1]: €1,510 million (+42%)**
- **Dividend: €3.50 per share (+48%)**
- **Order backlog up 17% over 12 months, providing good visibility for 2005**
- **Increase in share liquidity: 2-for-1 share split**

The Board of Directors of VINCI, chaired by Antoine Zacharias, met on 1 March 2005. The board approved the 2004 financial statements, which will be submitted to the Shareholders Meeting to be held on 28 April[2]. It also examined the outlook for business in 2005.

Net sales

VINCI's consolidated net sales amounted to €19.5 billion in 2004, representing a 7.8% increase over the previous year. External growth accounted for net sales of approximately €320 million, this figure being reduced by €180 million due to the impact of disposals of non-strategic assets and exchange rate fluctuations. On a like-for-like basis, net sales rose 7.1%.

In France, net sales amounted to €12.1 billion, up 10.2% (8.7% like-for-like). There was growth in all business lines, but especially construction, where net sales increased almost 12%.

Outside France, net sales amounted to €7.4 billion, representing 38% of VINCI's total net sales. The 4.1% increase (4.4% like-for-like) is attributable to the drive of local construction and roads subsidiaries.

[1] Cash flow from operations – net capital expenditure + change in working capital requirement
[2] On second notice

Net sales by business line*

(in € millions)	2004	2003	2004/2003 change actual structure	2004/2003 change constant structure
Concessions	1,943	1,889	2.9%	4.7%
Energy	3,338	3,115	7.2%	4.7%
Roads	5,755	5,332	7.9%	7.0%
Construction	8,284	7,664	8.1%	7.5%
Property	428	274	*56.2%*	*56.2%*
Eliminations	*(228)*	*(163)*		
Total	19,520	18,111	7.8%	7.1%

* *after elimination of inter-company transactions*

Earnings

Net income

VINCI's consolidated net income, after goodwill amortisation, amounted to €731 million, up more than 35% over the previous year.

Earnings per share, excluding dilution, increased 35% to €8.76 (compared with €6.49 in 2003); including dilution, it rose 31.5% to €7.80 (compared with €5.93 in 2003).

VINCI Construction remains the biggest contributor to the Group's income, ahead of VINCI Concessions, both business lines recording strong income growth. VINCI Energies and Eurovia also improved their contribution.

Net income by business line

(in € millions)	2004	2003	Change
Concessions and services	214.2	163.9	+31%
Energy	87.1	53.3	+63%
Roads	131.5	125.5	+5%
Construction	241.7	177.5	+36%
Holding company and misc.	*56.8*	*21.2*	
Total	731.3	541.4	+35%

These results are attributable mainly to improvements in operating performance.

Gross operating surplus amounted to €2 billion, up almost 14% over the previous year, representing 10.4% of net sales.

This improvement reflects an increase of almost 18% in *operating income*, which amounted to €1,373 million and represents 7% of net sales (compared with 6.4% in 2003). All business lines contributed to this further increase in operating margin.

Operating income by business line

(in € millions)	2004	% of net sales	2003	% of net sales	2004/2003 change
Concessions	616	31.7%	600	31.8%	+3%
Energy	181	5.4%	129	4.1%	+40%
Roads	222	3.9%	201	3.8%	+11%
Construction	349	4.2%	222	2.9%	+57%
Holding company and misc.	*5*		*14*		
Total	1,373	7.0%	1,166	6.4%	+18%

Financial expense improved to €24 million from €124 million in 2003 due principally to income (before tax) of €95 million realised on the unwinding of an equity swap set up in 2003 to cover some 4% of ASF's capital.

A net exceptional expense of €53 million was recorded, compared with net income of €13 million in 2003, which included significant capital gains on disposals. The exceptional expense is attributable mainly to restructuring costs.

The tax charge for the year is up sharply to €388 million (compared with €234 million in 2003). This corresponds to an effective tax rate of 30%, which is close to VINCI's theoretical tax rate.

Goodwill amortisation amounted to €80 million, including exceptional write-downs totalling €23 million in respect of the airport services sector.

Income from companies accounted for by the equity method includes €4.6 million as VINCI's share of the estimated 2004 net income of ASF, which was consolidated on 15 December 2004.

Strong generation of cash flow from operations, enabling VINCI to cover the cost of all its investments for the year and return cash to shareholders

Cash flow from operations rose 13% to €1.56 billion.

Capital expenditure (€493 million) followed a similar trend, driven by growth in sales.

There was a further significant improvement in working capital requirement (€443 million), bringing the total improvement over the past three years to almost €900 million.

Free cash flow generated in 2004 from operations, based on the above statements, amounted to €1.5 billion, up €450 million over the previous year.

As a result, VINCI was able to finance all its needs:

- growth investments in the concessions business line (€645 million, as against €526 million in 2003), including the acceleration of Cofiroute's investment programme stipulated within the framework of agreements concluded with the government;
- financial investments, representing an amount of €271 million net of disposals (including an additional investment of €254 million in ASF to increase the Group's interest from 20% to 23%);
- financial transactions totalling €593 million (dividends, share buy-backs net of the increase in capital).

A strengthened financial structure

Overall, consolidated debt remained stable year-on-year at €2.3 billion. The increased debt in the concessions business line, attributable mainly to Cofiroute, and made up essential of financing without recourse to the parent company, was entirely offset by the improvement in cash generated by the other business lines.

Excluding concessions, the net financial surplus amounted to €885 million at 31 December 2004, up €345 million over 12 months.

As a result, VINCI's financial structure is further strengthened, with total shareholders' equity of €3.7 billion and a gearing ratio (debt/equity) reduced to 61% (from 65% in 2003).

Parent company results

The parent company's net income for 2004 amounted to €330 million.

Dividend

Based on the good results achieved in 2004 and to emphasise its confidence in VINCI's outlook, the Board of Directors has decided to propose a 48% increase in dividend, i.e. to €3.50 per share, to the Shareholders Meeting. This represents a 40% distribution rate.

Subject to the Shareholders Meeting's approval, after taking into account the €1.20 interim dividend paid in December 2004, the balance of €2.30 will be paid from 6 May.

2-for-1 split

A 2-for-1 split, aimed at increasing the share's liquidity and stimulating growth in the number of individual shareholders, will also be proposed to the Shareholders Meeting.

Cancellation of shares

In line with the commitment made to shareholders to offset dilution resulting from the exercise of share instruments (stock options, Group Savings Scheme), the Board of Directors has cancelled 1,070,000 shares.

The company's capital stock has thus been reduced to €840 million. It now comprises 84.095 million shares, each with a nominal value of €10.

A further share buy-back programme, for a maximum of €1.2 billion, will be proposed to the Shareholders Meeting.

Outlook for 2005

The order backlog amounted to €13.9 billion at 31 December 2004, up almost 17% year on year. It represents an average of almost 10 months of projected business activity.

The Chairman, Mr Zacharias, indicated that, based on the volume and quality of orders in the backlog, as well as the good state of affairs of the Group's business lines, further progress could be expected in VINCI's performance.

Notice of Shareholders Meeting

The Shareholders Meeting will take place at 11 a.m. on 28 April 2005 (on second notice) at the Léonard de Vinci amphitheatre of the CNIT in La Défense.

Press contact: Karima Ouadia
Tel: +33 1 47 16 31 82
Fax: +33 1 47 16 33 88
e-mail: kouadia@vinci.com
This press release is available in French, English and German on VINCI's website: www.vinci.com

2004 RESULTS
(in € millions)

	2002	2003	2004	*04/03 change*
Sales	**17,554**	**18,111**	**19,520**	*+ 7.8% **
of which outside France	*7,236*	*7,112*	*7,403*	
Gross operating income	**1,664.0**	**1,777.9**	**2,021.3**	*+ 13.7%*
as % of net sales	***9.5%***	***9.8%***	***10.4%***	
Operating income	**1,067.3**	**1,166.0**	**1,372.5**	*+ 17.7%*
as % of net sales	***6.1%***	***6.4%***	***7.0%***	
Net income	**477.8**	**541.4**	**731.3**	*+ 35.1%*
Earnings per share	**5.62 €**	**6.49 €**	**8.76 €**	*+ 35.0%*
Diluted earnings per share	**5.21 €**	**5.93 €**	**7.80 €**	*+ 31.5%*
Net dividend per share	**1.80 €**	**2.36 €**	**3.50 €**	*+ 48.3%*
Cash flow from operations	**1,219**	**1,377**	**1,561**	***+184***
Net capital expenditure	(455)	(429)	(493)	*(64)*
Change in working capital requirement	353	113	443	*+330*
Free cash flow after change in working capital requirement	**1,117**	**1,060**	**1,510**	***+450***
Investment in concessions growth	(407)	(526)	(645)	*(119)*
Shareholders' equity and minority interests	3,109	3,488	3,744	*+256*
Provisions for liabilities	2,120	2,163	2,273	*+110*
Net debt, of which	**(2,493)**	**(2,266)**	**(2,285)**	***(19)***
concessions	*(2,647)*	*(2,806)*	*(3,170)*	*(364)*
other business lines and holding companies	*154*	*540*	*885*	*+345*

(*) +7,1% at constant structure



Rueil-Malmaison, 4 February 2005

PRESS RELEASE

VINCI sells its 3.4% interest in Beijing airport

As part of a placement organised on the Hong Kong stock market on 3 February, VINCI sold its entire 3.4%[1] interest in BCIA, the Beijing airport operator.

This operation will bring VINCI a net amount of about €41 million and will have a neutral impact on the Group's earnings.

The operation falls within the framework of managing VINCI's portfolio of airport concessions and reflects its decision not to remain a minority shareholder in an airport where it has no role as an operator.

Press contact: Karima Ouadia
Tel: +33 1 47 16 31 82 / Fax: +33 1 47 16 33 88
e-mail: kouadia@vinci.com

---

[1] ADPM, which was a jointly owned subsidiary of ADP (66%) and VINCI (34%) until 30 December 2004, held 10% of BCIA's capital. Following the operation that led VINCI and ADP to end their relationship within ADPM, 3.4% of BCIA's capital was transferred to VINCI.